Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of December 31, 2021, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2021
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,142
Current financial debt	8,893
Current portion of financial instruments for interest rate swaps liabilities	316
Other current financial instruments — liabilities	56
Financial liabilities directly associated with assets held for sale	15
Total current financial debt	15,422
Non-current financial debt	49,512
Non-controlling interests	3,263
Shareholders’ equity
Common shares	8,224
Paid-in surplus and retained earnings	117,849
Currency translation adjustment	(12,671)
Treasury shares	(1,666)
Total shareholders’ equity — TotalEnergies share	111,736
Total capitalization and non-current indebtedness	164,511

As of December 31, 2021, TotalEnergies SE had an authorized share capital of 3,686,636,841 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,640,429,329 ordinary shares (including 33,841,104 treasury shares from shareholders’ equity).

As of December 31, 2021, approximately $7,720 million of TotalEnergies’ non-current financial debt was secured and $41,792 million was unsecured, and all of TotalEnergies’ current financial debt of $8,893 million was unsecured. As of December 31, 2021, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since December 31, 2021, TotalEnergies SE issued perpetual subordinated notes recorded as equity under IFRS of an aggregate of €1.75 billion principal amount, in two tranches of €1 billion with a first call date in 5.25 years and €750 million with a first call date in 15 years (or approximately $2.0 billion using the €/$ exchange rate on January 28, 2022 of €1=$1.1160, as released by the Board of Governors of the Federal Reserve System on January 31, 2022).

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since December 31, 2021.